SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

CNH GLOBAL N.V.

Form 6-K for the month of November 2009

List of Exhibits:

1.	News Release entitled, “CNH to Participate in Citi North American Credit Conference”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/S/ MICHAEL P. GOING
Michael P. Going
Senior Vice President, General Counsel and Secretary

November 17, 2009

FOR IMMEDIATE RELEASE
For more information contact:
Albert Trefts, Jr.	Investor Relations	(630) 887-2385
Ralph Traviati	News and Information	(630) 887-2345

CNH to Participate in Citi North American Credit Conference

BURR RIDGE, ILL. - (November 16, 2009) - CNH today announced that it will participate in the 2009 Citi North American Credit Conference, which takes place November 17-18 at 388 Greenwich Street Conference Center, New York City. The conference will include a presentation at 9:10 a.m. EST on November 18 by Albert S. Trefts, Jr., Senior Director Investor Relations & Capital Markets.

To listen to the webcast, please visit:

http://www.veracast.com/webcasts/citigroup/credit09/37202252.cfm. A replay of this event will be available one hour after its conclusion until February 16, 2010. The link to the webcast can also be accessed through CNH’s corporate website at www.cnh.com.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,300 dealers in 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com